Mailstop 6010   April 11, 2008

John A. Young
Colfax Corporation
8730 Stony Point Parkway, Suite 150
Richmond, Virginia 23235

Re: **Colfax Corporation**
        Form S-1, Amendment No. 2
        File No. 333-148486
        Filed April 4, 2008

Dear Mr. Young:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable
or a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

        Prior comment refers to our letter dated March 27, 2008.

Summary and Selected Financial Data, pages 8-10 and 25-27
Management Discussion and Analysis - Adjusted EBITDA, pages 32 and 37

1.   We note your response to prior comments 3 and 4 in our letter dated March 27,
        2008. Based on conversations with your outside counsel at Hogan & Hartson on
        April 8 and 9, 2008, we understand that all references to EBITDA and Adjusted
        EBITDA as a performance measure will be removed from the registration
        statement in your next amendment.

Some of our Stockholders…, page 17

2.   Please clarify whether each of the Rales individually owns the number of preferred shares attributable to him. The total appears to exceed the number of outstanding preferred shares disclosed elsewhere.

Management Discussion and Analysis – Key Performance Measures, pages 31 and 34

3.   Please revise to further define the key performance measures used to evaluate your business and include a discussion of how these amounts were determined, how they are used and what they represent. For example, please discuss the nature of organic sales, how this amount was determined and whether this includes existing businesses at the beginning of each year. In addition, since the effect of foreign currency translation is excluded from the existing businesses and acquisition amounts it appears that these amounts represent non-GAAP measures. Please provide the disclosures required by Item 10 of Regulation S-K for these measures.

Liquidity and Capital Resources, page 39

4.   Please file as exhibits to the registration statement the documents evidencing the "existing credit facility" and the "new credit agreement" referred to on page 39, or tell us why you believe they need not be filed.

Principal and Selling Stockholders, page 91

5.   Identify in footnotes (4), (5), and (6) the beneficial owners of the shares held by Capital Yield, Colfax Capital, and Janalia Corporation.

Financial Statements

Note 2. Impairment of Goodwill and Indefinite Lived Intangible Assets, page F-9

6.   We note your response to prior comment 11 in our letter dated March 27, 2008. Please further tell us why you believe that the use of historical and projected EBITDA multiplied by industry enterprise valuation multiples is consistent with the objective of measuring fair value for purposes of evaluating the recoverability of goodwill as discussed in paragraphs 24 and 25 of SFAS 142. Please clarify the source of the industry enterprise valuation multiples. In addition, clarify why you believe that EBITDA is the most stable and comparable measure of operating performance within your industry, how these valuation multiples are based on recent change in control transactions of comparable entities and how this results

in a measure that is consistent with the fair value objective of SFAS 142. Please tell us your consideration of discounted cash flows, or other valuation techniques such as using multiples of earnings or revenues to arrive at fair value.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jeanne Bennett at (202) 551- 3606 or Brian Cascio (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc.   Michael J. Silver (Hogan & Hartson)
        VIA TELEFAX (410) 539-6981